REQUEST FOR WITHDRAWAL

March 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Request to Withdraw Registration Statement on
Form SB-2 (RW) - SEC File Number 333-145115

Dear Sirs:

On August 14, 2007, eWorld Interactive, Inc. (the "Registrant") filed a Registration Statement on Form SB-2 (File Number 333-145115) with the Securities & Exchange Commission (the "Commission). The Registration Statement was amended on Form SB-2/A filed on December 12, 2007. Due to expenses that would be incurred by continuing this registration statement and minimal benefit to the selling shareholder/s which are the subject of this registration statement, the Registrant has decided to withdraw this Registration Statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form SB-2, as amended (File No. 333-147366) (the "Registration Statement").

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

eWorld Interactive, Inc.

By: /s/ Guy Peckham
Guy Peckham
President and Chief Executive Officer